Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 14, 2014

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Semper Short Duration Fund (S000044807)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of March 10, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 560 to its registration statement.  PEA No. 560 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on January 21, 2014 for the purpose of registering a new series to the Trust: Semper Short Duration Fund (the “Fund”).  Please note that the Trust anticipates requesting acceleration of the effective date of the impending post-effective amendment incorporating the comments made by the Staff herein, updating any missing information, and/or filing updated exhibits to a date no later than March 28, 2014.

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – Summary Section

1.
Staff Comment:  Please confirm that there are no acquired fund fees and expenses (“AFFE”) expected to be incurred, on an annual basis, for the remainder of the current fiscal year, or if AFFE is factored into “Other Expenses”, please include a statement to that effect.

Response:  The Trust responds by confirming that the Fund did not incur AFFE during the fiscal year ended November 30, 2013, and does not expect to incur AFFE for the remainder of the current fiscal year.

2.
Staff Comment:  In the Fees and Expenses of the Fund section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Third Avenue Trust (e.g., Third Avenue International Value Fund), Schroder Series Trust (e.g., Schroder U.S. Small and Mid Cap Opportunities Fund) and Prudential Investment Portfolios (e.g., Prudential Jennison Rising Dividend Fund and Prudential Muni High Income Fund).

3.
Staff Comment:  Please confirm to the Staff that advisory fees waived and Fund expenses paid by the Adviser while the Predecessor Fund was in Forum Funds trust will not be carried over to the acquiring shell Fund in Advisors Series Trust and be eligible for recoupment by the Adviser.

Response:  The Trust responds by stating that it has been advised by Forum Funds that in the Preliminary Proxy Statement filed with the SEC by  the Forum Funds  on January 17, 2014, which was subject to review and comment by the Staff, the Predecessor Fund clearly disclosed that Semper Capital Management, L.P. (“Semper”), the Fund’s investment adviser, will be entitled to recoup any expenses paid or advisory fees waived prior to the Predecessor Fund’s reorganization, which would result in a direct benefit to Semper.  Forum Funds advises the Trust that no objection to this disclosure was made by the Staff during the comment period for the Preliminary Proxy Statement.  Forum Funds also advises that in the Definitive Proxy Statement that was filed on February 5, 2014 and mailed to shareholders, and which will be acted upon by shareholders at the March 17, 2014 special meeting, there is clear  disclosure that Semper will be entitled to recoup any expenses paid or advisory fees waived prior to the Predecessor Fund’s reorganization, subject to the expense caps, which would result in a direct benefit to Semper.

4.
Staff Comment:  In the “Principal Investment Strategies” section on page 4, the Staff notes that in the first paragraph the Fund defines “effective duration” as “the interest rate sensitivity of projected cash flows from Fund securities, adjusted for amortization, prepayments, and expected calls and puts.”  In light of the Fund’s name, please explain why “effective duration” is an appropriate definition of duration and the basis for the last sentence in the first paragraph.

Response:  The Trust responds by first directing the Staff’s attention to the response to Question 12 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” release last modified on December 4, 2001, which states that a “…fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.  In developing a definition of a term that suggests a particular portfolio duration, registrants should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations, definitions used in financial publications, and industry indices…”  The Trust further states that the Fund is expected to purchase mortgage-backed securities and other securities that may be subject to volatility in interest rate sensitivity because of the potential variability of cash flow timing from prepayments as interest rates rise or decline.  The Adviser believes that effective duration measures provide a more accurate gauge of the Fund’s interest rate sensitivity based on this expectation.

5.	Staff Comment: Please include an example of “duration” in the Fund’s Principal Investment Strategies sections.

Response:  The Trust responds by revising the discussion of duration on page 4 in the Principal Investment Strategies section and on page 8 in the Principal Investment Strategies and Related Risks section by adding the following disclosure:

Page 4 – “This means that a debt security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.”

Page 8 – “Duration is a measure of a debt security’s price sensitivity.  Higher duration indicates bonds that are more sensitive to interest rate changes – the higher the duration, the more the bond’s price will drop as interest rates go up.  Bonds with shorter duration are less sensitive to interest rate changes.  For example, a duration of three years means that a debt security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.  Duration takes into account a debt security’s cash flows over time including the possibility that a debt security might be prepaid by the issuer or redeemed by the holder prior to its stated maturity date.  In contrast, maturity measures only the time until final payment is due.”

6.
Staff Comment: With respect to the “Performance” section on page 6, in the Average Annual Total Returns table and the Annual Returns bar chart, please remove references to the “Predecessor” Fund as the preceding paragraph indicates that the performance information in this section is derived from the Predecessor Fund and the Fund is adopting the Predecessor Fund’s performance.

Response: The Trust responds by removing references to the “Predecessor” Fund from the table and bar chart.

7.
Staff Comment: In the Average Annual Total Returns table, with respect to the Barclays Capital 1-3 Year Government Index, please explain to the Staff why this index is an appropriate broad-based securities market index for this Fund, specifically as to the “Government” reference.

Response:  The Trust responds by stating that the Adviser has selected an index that it believes is an appropriate comparison of the expected characteristics of the Fund over time and also an index that has information publically available to investors. This index consists of securities with effective durations of approximately 1 to 3 years, an overall average effective duration of just under 2 years, and issuers with credit quality of the U.S. Treasury and U.S. Government agencies.  Over time, the Adviser expects the majority of securities purchased to have effective durations of under 3 years, an overall average effective duration close to the index effective duration, and expects the majority of securities to have the credit quality or to be issued by the U.S. Treasury and U.S. Government agencies.  The Adviser believes that a different index would be less representative of the Fund composition over time, and/or the index information would be less readily available.

Statement of Additional Information

8.
Staff Comment:  On page 12, in the Investment Restrictions section, please confirm that the Fund will concentrate its investments in non-agency mortgage-backed securities, and if so, please add appropriate principal investment strategy and risk disclosure.

Response:  The Trust responds by stating that the Fund will not concentrate its investments in non-agency mortgage-backed securities, and accordingly modifies the Investment Restriction as follows:

Invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry, with the exception of securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust